UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
 SCHEDULE 13E-3
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Truett-Hurst, Inc.
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
897871109
(CUSIP Number of Class of Securities)

Paul E. Dolan, III
President and Chief Executive Officer
Truett-Hurst, Inc.
125 Foss Creek Circle
Healdsburg, CA 95448
Telephone: (707) 431-4423
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
David Makarechian
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, CA 94025
(650) 473-2600

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$2,400,000.00	$290.88

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,000,000 shares of the Class A common stock, par value $0.001 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION
This Tender Offer Statement on Schedule TO relates to the offer by Truett-Hurst, Inc., a Delaware corporation (“Truett-Hurst” or the “Company”), to purchase up to 1,000,000 shares of its Class A common stock, $0.001 par value per share (the “Shares”), including Shares issued upon exchange of limited liability company interests of H.D.D., LLC (the “LLC” and such limited liability company interests, the “LLC Units”), at a price of  $2.40 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-3(d)(1) under the Securities Exchange Act of 1934, as amended.
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 13 in this Tender Offer Statement on Schedule TO as more particularly described below.
ITEM 1.   SUMMARY TERM SHEET
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.   SUBJECT COMPANY INFORMATION
(a) Name and Address:   The name of the subject company is Truett-Hurst, Inc.. The address of its principal executive offices is 125 Foss Creek Circle, Healdsburg, CA 95448, and its telephone number is (707) 431-4423.
(b) Securities:   The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c) Trading Market and Price:   The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 (“Trading Market; Price Range of Shares; Dividends; Prior Stock Purchases”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address:   The name of the filing person is Truett-Hurst, Inc.. The address of its principal executive offices is 125 Foss Creek Circle, Healdsburg, CA 95448, and its telephone number is (707) 431-4423. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4.   TERMS OF THE TRANSACTION
(a) Material Terms:   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 8 (“Trading Market; Price Range of Shares; Dividends; Prior Stock Purchases”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”), Section 13

(“Certain Legal Matters; Regulatory Approvals”), Section 14 (“Certain United States Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”), Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
(b) Purchases:   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Purchase Price; Proration”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference. As set forth in Section 11 of the Offer to Purchase, certain executive officers and directors have advised the Company that they or their affiliates currently intend to tender Shares in the Offer.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(e) Agreements Involving the Subject Company’s Securities:   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) Purposes:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(b) Use of the Securities Acquired:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(c) Plans:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a) Source of Funds:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) Conditions:   The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(d) Borrowed Funds:   Not applicable.
ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a) Securities Ownership:   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions:   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a) Solicitations or Recommendations:   The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.   FINANCIAL STATEMENTS
(a) Financial Information:   The Company’s audited financial statements for the fiscal years ended June 30, 2017 and June 30, 2018 are incorporated herein by reference to the information in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase, which incorporates by reference the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, filed with the SEC on October 15, 2018. The Company’s unaudited financial statements for the first fiscal quarter of the fiscal year ended June 30, 2019 are incorporated herein by reference to the information in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase, which incorporates by reference the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, filed with the SEC on November 20, 2018.
(b) Pro Forma Information:   The pro forma financial information set forth in Section 10 (“Certain Information Concerning Us”) in the Offer to Purchase is incorporated herein by reference.
ITEM 11.   ADDITIONAL INFORMATION
(a) Agreements, Regulatory Requirements and Legal Proceedings:   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(c) Other Material Information:   The information in the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference.
ITEM 12.   EXHIBITS
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 14, 2019.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated January 14, 2019.
(b)	Not applicable.
(c)(1)	Fairness Opinion of MHT Securities L.P., dated as of January 3, 2019 to the Special Committee of the Board of Directors of the Company.
(c)(2)	Presentation of MHT Securities L.P., dated January 3, 2019 to the Special Committee of the Board of Directors of the Company.
(d)(1)*	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 submitted to the SEC on March 11, 2013).
(d)(2)*	Exchange Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K submitted to the SEC on June 25, 2013).

Exhibit No.	Description
(d)(3)*	Tax Receivable Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc., H.D.D. LLC and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(4)*	Registration Rights Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(5)*	Third Amended and Restated Operating Agreement of H.D.D. LLC, dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3
Schedule 13E-3, Item 2. Subject Company Information
(d) Dividends:   The information set forth in Section 8 (“Trading Market; Price Range of Shares; Dividends; Prior Stock Purchases”) of the Offer to Purchase is incorporated herein by reference.
(e) Prior Public Offerings:   The information set forth in Section 8 (“Trading Market; Price Range of Shares; Dividends; Prior Stock Purchases”) of the Offer to Purchase is incorporated herein by reference.
(f) Prior Stock Purchases:   The information set forth in Section 8 (“Trading Market; Price Range of Shares; Dividends; Prior Stock Purchases”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 3. Identity and Background of Filing Person
(b) Business and Background of Entities:   The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(c) Business and Background of Natural Persons:   The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.
Schedule 13E-3, Item 4. Terms of the Transaction
(c) Different Terms:   The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 14 (“Certain United States Federal Income Tax Consequences”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference. Except as described in Section 1 (“Number of Shares; Purchase Price; Proration”) of the Offer to Purchase, no holder of Shares will be treated differently in the Offer from any other holder of Shares.
(d) Appraisal Rights:   As stated in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase, which information is incorporated herein by reference, the holders of the Company’s shares are not entitled to appraisal rights in connection with the Offer.

(e) Provisions for Unaffiliated Security Holders:   As stated in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase, which information is incorporated herein by reference, no provisions have been made by the Company in connection with the Offer to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.
(f) Eligibility for Listing or Trading:   Not applicable.
Schedule 13E-3, Item 5. Past Contracts, Transactions, Negotiations and Agreements
(a) Transactions:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(b) Significant Corporate Events:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(c) Negotiations or Contracts:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 7. Purposes, Alternatives, Reasons and Effects
(a) Purposes:   The information set forth in “Summary Term Sheet” and Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(b) Alternatives:   The information set forth in “Summary Term Sheet” and Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(c) Reasons:   The information set forth in “Summary Term Sheet” and Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(d) Effects:   The information set forth in “Summary Term Sheet,” Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) and Section 14 (“Certain United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 8. Fairness of the Transaction
(a) Fairness:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(b) Factors Considered in Determining Fairness:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(c) Approval of Security Holders:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(d) Unaffiliated Representative:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.

(e) Approval of Directors:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(f) Other Offers:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations
(a) Report, Opinion or Appraisal:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(b) Preparer and Summary of the Report, Opinion or Appraisal:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
(c) Availability of Documents:   The information set forth in Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 10. Source and Amount of Funds or Other Consideration
(c) Expenses:   The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 12. The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction:   The information set forth in “Summary Term Sheet” and Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference. As set forth in Section 11 of the Offer to Purchase, certain of the executive officers and directors of the Company have advised the Company that they or their affiliates currently intend to tender Shares in the Offer.
(e) Recommendation of Others:   The information set forth in “Summary Term Sheet” and Section 2 (“Special Factors; Purpose of the Offer; Certain Effects of the Offer; Other Plans or Proposals”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(b) Employees and Corporate Assets:   The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
Schedule 13E-3, Item 15. Additional Information
(b) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Schedule 13E-3, Item 16. Exhibits
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 14, 2019.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated January 14, 2019.
(b)	Not applicable.
(c)(1)	Fairness Opinion of MHT Securities L.P., dated as of January 3, 2019 to the Special Committee of the Board of Directors of the Company.
(c)(2)	Presentation of MHT Securities L.P., dated January 3, 2019 to the Special Committee of the Board of Directors of the Company.
(d)(1)*	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 submitted to the SEC on March 11, 2013).
(d)(2)*	Exchange Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(3)*	Tax Receivable Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc., H.D.D. LLC and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(4)*	Registration Rights Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(5)*	Third Amended and Restated Operating Agreement of H.D.D. LLC, dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.
TRUETT-HURST, INC.
Dated: January 14, 2019	By: /s/ Paul E. Dolan Name: Paul E. Dolan, III Title: President and Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 14, 2019.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated January 14, 2019.
(b)	Not applicable.
(c)(1)	Fairness Opinion of MHT Securities L.P., dated as of January 3, 2019 to the Special Committee of the Board of Directors of the Company.
(c)(2)	Presentation of MHT Securities L.P., dated January 3, 2019 to the Special Committee of the Board of Directors of the Company.
(d)(1)*	2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 submitted to the SEC on March 11, 2013).
(d)(2)*	Exchange Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(3)*	Tax Receivable Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc., H.D.D. LLC and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.3 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(4)*	Registration Rights Agreement, dated as of June 19, 2013, by and among Truett-Hurst, Inc. and the members of H.D.D. LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(d)(5)*	Third Amended and Restated Operating Agreement of H.D.D. LLC, dated as of June 19, 2013 (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K submitted to the SEC on June 25, 2013).
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.